
March 28, 2024

David Segelov
Principal Executive Officer
Star Gold Corp.
1875 N. Lakeview Drive, Suite 303
Coeur d'Alene, Idaho 83814

> **Re: Star Gold Corp.**
> **Form 10-K for the Fiscal Year ended April 30, 2023**
> **Filed September 14, 2023**
> **File No. 000-52711**

Dear David Segelov:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation